June 2, 2020

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Haibo SYM, Inc. (the “Company” or “Issuer”)

Offering Statement Form 1-A/ Amendment One

File No.: 024-11203

Dear Sirs:

Enclosed is Amendment One to the above Offering Statement. The changes in this Amendment have been made in response to staff comments or to provide updated information. The paragraph number below corresponds to the numbered comment in your comment letter dated May 22, 2020.

Cover Page

1.The disclosure on the Cover Page has been edited to conform with the disclosures set forth elsewhere specifically indicating that funds will be immediately available to the Company.

Risk Factors

Risk Factor 1

2.Reference to opening a facility has been eliminated.

Risk Factor 16

3.Reference to preferred stock has been eliminated. The disclosure has been edited to refer to the percentage of outstanding common stock currently held by the officers/directors.

Management’s Discussion and Analysis

4.A general discussion of milestones has been provided with the qualification that the ongoing impact of the COVID-19 Pandemic is likely to remain significant for an indefinite period of time.

Business

5.Section 5 of the agreement with Shanghai Hi-Tech Development Co., Ltd. has been amended to clarify that the title to the intellectual property will be held by the Company. See Exhibit 10.2.

Exhibits

6.A copy of the Subscrition Agreement is included as Exhibit 4.1.

General

7.The Staff has asked that we address the issue of whether the company is a “shell company” under Rule 405 under the Securities Act. After careful consideration, I have come to the determination that it is not a shell company. Rule 405 of the Securities Act of 1933 describes a shell as an entity with no or nominal operations. While the Company has not yet had revenue-producing operations nor possesses significant assets, it has since inception been actively and continuously involved in operations. These operations include (i) developing a business plan; (ii) working with a developer to design and develop an APP to be used in its revenue-producing operations; (iii) working with its contacts to identify potential entities to represent with in connection with the offer of discount options for APP users; (iv) determining the requirements of online stores that sell/distribute APPs to the public; and (v) designing and developing a website. The contract for the technical development of the APP specifies a payment of $100,000. These ongoing undertakings have entailed significant operating time and efforts. Despite delays caused by the COVID-19 Pandemic, the Company intends to complete its development efforts and commence revenue-producing activities. The Company currently operates from space within the CEO’s residence, but, as indicated in the amendment filed today, intends, upon the reopening of the economy in New Jersey after the COVID-19 Pandemic, to rent office space in a commercial building. This business profile is consistent with an early stage technology company and not a shell company.

8.Disclosure has been added that the Company intends to become an Exchange Act Reporting Company. There are numerous Risk Factor and other disclosures describing the risks of being an Emerging Growth Company.

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The Company is aware of its responsibilities and the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc: Haibo SYM, Inc.